TMM COMPANY CONTACT:          AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Deputy CEO                                      Kristine Walczak (investors, analysts, media)
011-525-55-629-8718                                                 312-726-3600
jacinto.marina@tmm.com.mx          kwalczak@dresnerco.com

Monica Azar, Investor Relations
011-525-55-629-8703
monica.azar@tmm.com.mx

GRUPO TMM REPORTS SECOND-QUARTER 2013 FINANCIAL RESULTS
(In Millions of Pesos)

* Consolidated revenue improved 12.4 percent and 10.0 percent in 2013 Q2 and 1H
* Consolidated operating profit improved 35.2 percent and 14.8 percent in 2013 Q2 and 1H
* Consolidated EBITDA improved 13.3 percent and 6.9 percent in 2013 Q2 and 1H
* Free cash flow positive in 2013 Q2 and 1H
(Mexico City, July 26, 2013) – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; “TMM” or the “Company”), a Mexican intermodal transportation and logistics Company, reported today its financial results for the second quarter and first half of 2013.

MANAGEMENT OVERVIEW
José F. Serrano, chairman and chief executive officer of Grupo TMM, said, “In the second quarter of 2013 consolidated revenue and operating profit showed solid improvement. At Maritime, the offshore business continued to excel with 95 percent utilization and increased revenue and operating profit compared to the second quarter of 2012. Furthermore, product tanker utilization in the 2013 second quarter was 90 percent, improving from 71 percent in this year’s first quarter. Additionally, Maritime EBITDA margins held at 45 percent year over year. At Ports and Terminals, revenue improved in both 2013 reported periods compared to the same periods of 2012, mainly attributable to higher volumes at the automotive and at the maintenance and repair segments. Finally, we recorded free cash flow of $35.5 million pesos and $48.2 million pesos in the second quarter and first half of 2013, respectively.

Serrano concluded, “Going forward, we expect to take advantage of new business opportunities at Maritime, as Mexico’s Energy Reform is approved. Additionally, we anticipate announcing an agreement for a new project to grow TMM before year end.”

SECOND-QUARTER AND FIRST-HALF 2013 OPERATING AND FINANCIAL RESULTS
In May 2013, the Company’s board of directors approved the sale of Grupo TMM’s Logistics assets, which include the trucking, auto hauling and warehousing operations. As such, these operations are now presented as discontinued operations according to IFRS 5 “Non-current assets held for sale and discontinued operations”.

Compared to the same periods of last year, consolidated revenue in the 2013 second quarter and first half increased 12.4 percent and 10.0 percent, respectively, driven by improvements at Maritime and Ports.

Second-quarter 2013 consolidated operating profit increased 35.2 percent to $99.8 million pesos from $73.8 million pesos in the second quarter of 2012. In the 2013 first six months, consolidated operating profit grew 14.8 percent to $171.4 million pesos from $149.3 million pesos in the 2012 period. These improvements were mainly driven by higher operating profit at Maritime in both 2013 reported periods compared to the same periods of 2012.

First-half 2013 other income net was $6.7 million pesos, which mainly included $3.2 million pesos of net tax recoveries and $2.8 million pesos from non-recurring fuel inventory income recorded in the current period, compared to first-half 2012 other income net of $22.5 million pesos, which mainly included $23.4 million pesos in cash dividends from affiliates, partially offset by a $1.5 million pesos reserve for expenses associated with an arbitrage at the Maritime division.

Second-quarter 2013 consolidated EBITDA was $245.4 million pesos, up 13.3 percent from $216.5 million pesos in the 2012 second quarter. Likewise, first-half 2013 consolidated EBITDA increased 6.9 percent to $465.3 million pesos from $435.2 million pesos in the 2012 first half.

Second-quarter 2013 net interest expense was $209.9 million pesos. EBITDA minus interest expense resulted in free cash flow of $35.5 million pesos in the second quarter. In the 2013 first six months, net interest expense was $417.1 million pesos. EBITDA minus interest expense resulted in free cash flow of $48.2 million pesos in the 2013 first six months.

Second-quarter 2013 Maritime revenue improved 12.9 percent compared to the prior-year second quarter due to revenue improvements at all business segments except for the shipyard, which reported a weaker revenue mix compared to the 2012 second quarter. However, the shipyard’s revenue improved 42.0 percent from the 2013 first quarter, as previously scheduled services from the first quarter were deferred to the second quarter.

Comparing the 2013 first six months to the same period of 2012, Maritime revenue improved 8.9 percent mainly due to: a 10.0 percent revenue increase at offshore due to higher average daily tariffs and increased utilization; a 31.7 percent revenue increase at chemical tankers as a result of operating one additional leased vessel to service higher freight volumes; and an 8.4 percent revenue increase at harbor tugs due to an improved revenue mix. This revenue improvement was partially offset by a 32.8 percent revenue reduction at the shipyard and to a 2.2 percent revenue decline at product tankers mainly attributable to having one unemployed vessel for half of the current quarter. As of June 30, 2013, Maritime’s backlog was $1,930.5 million pesos.

Second-quarter and first-half 2013 Maritime operating profit grew 22.1 percent and 19.6 percent, respectively, compared to the same periods of 2012. These increases were for the most part attributable to offshore and harbor tugs, partially offset by profit losses at product tankers.

Second-quarter 2013 Maritime’s EBITDA grew 11.4 percent to $276.8 million pesos compared to $248.5 million pesos in the same period of last year. Comparing the 2013 first six months to the same period of 2012, Maritime’s EBITDA increased 10.3 percent to $534.2 million pesos in the current period compared to $484.4 million pesos in the prior period.

Second-quarter 2013 Ports and Terminals revenue grew 11.6 percent compared to the same period of 2012 mainly due to revenue improvements at the automotive and maintenance and repair segments. Comparing the first half of 2013 with the same period of 2012, Ports and Terminals revenue increased 19.1 percent mainly as a result of: a 21.4 percent revenue increase at maintenance and repair due to a large volume increase from one client at the Veracruz facility; a 15.9 percent revenue improvement at the automotive segment due to higher volumes; and to a 10.6 percent revenue increase at Acapulco due to higher automobile export volumes in the first quarter of this year.

Second-quarter 2013 Ports and Terminals operating profit decreased 40.9 percent compared to the 2012 second quarter driven mainly by higher operating costs at the automotive division. In the 2013 first six months, Ports and Terminals operating profit declined 8.6 percent compared to the 2012 first six months largely due to a profit decrease at the automotive segment, partially compensated by higher profit at maintenance and repair and at Acapulco.

DEBT
As of June 30, 2013, TMM’s total net debt was $9,887.0 million pesos. In the 2013 first quarter, the Company paid approximately $395.0 million pesos of its Trust Certificates debt, including a capital prepayment of $5.0 million pesos. Of TMM’s total debt, only $349.3 million pesos, or 3.3 percent, is short term.

Total Net Debt
– Millions of Pesos –

	As of 12/31/12	As of 6/30/13
Mexican Trust Certificates (1)	$9,839.8	$9,865.0
Other Corporate Debt	984.0	925.8
Total Debt	$10,823.8	$10,790.8
Cash	1,089.0	903.8
Net Debt	$9,734.8	$9,887.0

(1) 20-year term, non- recourse to the Company and rated “AA” by HR Ratings de México

Included in this press release are certain forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 10-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables follow…

Grupo TMM, S.A.B. and Subsidiaries
*Balance Sheet (Under Discontinuing Operations)
- Millions of Pesos –

	June 30,	December 31,
	2013	2012

Current assets:
Cash and cash equivalents	903.8	1,089.0
Accounts receivable
Accounts receivable - Net	490.0	386.7
Other accounts receivable	208.9	202.1
Prepaid expenses and others current assets	191.5	160.0
Non-current assets held for sale	528.4	519.9
Total current assets	2,322.7	2,357.7
Property, machinery and equipment	12,104.2	12,111.7
Cumulative Depreciation	(3,040.6)	(2,822.2)
Property, machinery and equipment - Net	9,063.6	9,289.5
Other assets	351.9	356.1
Deferred taxes	941.9	941.9
Total assets	12,680.2	12,945.3

Current liabilities:
Bank loans and current maturities of long-term liabilities	349.3	332.6
Suppliers	211.0	236.0
Other accounts payable and accrued expenses	956.0	810.0
Liabilities directly associated with non-current assets held for sale	258.6	214.4
Total current liabilities	1,774.9	1,593.0
Long-term liabilities:
Bank loans	721.9	799.5
Trust certificates debt	9,719.7	9,691.7
Other long-term liabilities	205.6	202.3

Total long-term liabilities	10,647.2	10,693.5
Total liabilities	12,422.1	12,286.5

Stockholders´ equity
Common stock	2,169.9	2,169.9
Retained earnings	(2,530.4)	(2,126.9)
Revaluation surplus	846.8	846.8
Initial accumulated translation loss	(247.7)	(247.7)
Cumulative translation adjusted	(43.0)	(43.0)
	195.7	599.2
Minority interest	62.4	59.6
Total stockholders´ equity	258.1	658.8

Total liabilities and stockholders´ equity	12,680.2	12,945.3
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and Subsidiaries
*Statement of Income (Under Discontinuing Operations)
- Millions of Pesos –

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2012	2013	2012

Ports and Terminals	92.2	82.6	189.9	159.4
Maritime	611.6	541.9	1,166.2	1,070.8
Corporate and others	12.6	12.7	25.3	25.2
Revenue from freight and services	716.4	637.2	1,381.3	1,255.4

Ports and Terminals	(80.4)	(65.6)	(161.3)	(130.0)
Maritime	(334.8)	(293.4)	(631.9)	(586.4)
Corporate and others	(12.6)	(12.7)	(24.9)	(25.3)
Cost of freight and services	(427.7)	(371.7)	(818.2)	(741.7)

Ports and Terminals	(3.7)	(3.3)	(7.3)	(6.2)
Maritime	(139.8)	(136.3)	(282.1)	(273.6)
Corporate and others	(2.1)	(3.0)	(4.5)	(6.1)
Depreciation and amortization	(145.6)	(142.6)	(293.9)	(285.9)

Corporate expenses	(39.6)	(44.0)	(104.5)	(101.0)
Ports and Terminals	8.1	13.7	21.2	23.2
Maritime	137.0	112.2	252.2	210.8
Corporate and others	(2.0)	(3.0)	(4.2)	(6.2)
Other (expenses) income - Net	(3.7)	(5.0)	6.7	22.5
Operating Income	99.8	73.9	171.4	149.3
Financial (expenses) income - Net	(230.6)	(219.9)	(460.8)	(459.4)
Exchange gain (loss) - Net	(30.6)	(13.8)	(5.4)	29.2
Net financial cost	(261.2)	(233.7)	(466.2)	(430.2)
Loss before taxes	(161.5)	(159.9)	(294.8)	(280.9)
Provision for taxes	(29.2)	(1.5)	(36.3)	(2.9)

Net loss before discontinuing operations	(190.7)	(161.4)	(331.0)	(283.8)
Loss from discontinuing operations	(44.4)	(57.0)	(69.6)	(73.3)
Net loss for the period	(235.1)	(218.4)	(400.7)	(357.1)

Attributable to:
Minority interest	0.4	(1.4)	2.8	(0.9)
Equity holders of GTMM, S.A.B.	(235.5)	(217.0)	(403.5)	(356.2)

Weighted average outstanding shares (millions)	102.183	102.183	102.183	102.169
Income (loss) earnings per share (dollars / share)	(2.3)	(2.1)	(3.9)	(3.5)

Outstanding shares at end of period (millions)	102.183	102.183	102.183	102.183
Income (loss) earnings per share (dollars / share)	(2.3)	(2.1)	(3.9)	(3.5)
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
*Statement of Cash Flows (Under Discontinuing Operations)
- Millions of Pesos –

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2012	2013	2012

Cash flow from operation activities:
Net loss for the period	(235.1)	(218.4)	(400.7)	(357.1)
Charges (credits) to income not affecting resources:
Depreciation & amortization	200.8	201.7	379.5	377.2
Other non-cash items	236.9	244.0	427.7	449.8
Total non-cash items	437.8	445.7	807.2	827.0
Changes in assets & liabilities	54.3	(35.3)	(97.6)	(58.5)
Total adjustments	492.0	410.5	709.6	768.5
Net cash provided by operating activities	257.0	192.1	308.9	411.4

Cash flow from investing activities:
Proceeds from sales of assets	9.4	18.9	28.1	20.6
Payments for purchases of assets	(6.8)	(7.6)	(15.2)	(36.7)
(Acquisition) sale of share of subsidiaries		2.5		(54.3)
Net cash provided by (used in) investment activities	2.6	13.8	12.9	(70.4)

Cash flow provided by financing activities:
Short-term borrowings (net)	2.7	(7.2)	(7.2)	3.8
Repayment of long-term debt	(52.8)	(49.5)	(502.9)	(510.6)
Proceeds from issuance of long-term debt		32.1	3.4	37.9
Net cash used in financing activities	(50.2)	(24.5)	(506.8)	(468.9)
Exchange losses on cash	4.8	5.2	(0.3)	(8.5)
Net increase (decrease) in cash	214.1	186.5	(185.2)	(136.4)
Cash at beginning of period	689.7	752.8	1,089.0	1,075.7
Cash at end of period	903.8	939.3	903.8	939.3
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.